

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Michael J. Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

> **Re: Starboard Resources, Inc.**
> **Post-effective Amendment No. 1 to Form S-1**
> **Filed March 20, 2014**
> **File No. 333-191139**

Dear Mr. Pawelek:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in this post-effective amendment you have revised the offering price from $3.50 per share to $4.75 per share. Please tell us whether there have been any "sales" (within the meaning of Section 3 of the Securities Act) under the registration statement on Form S-1 (File No. 333-191139) since it was declared effective on November 12, 2013.

2.   Your explanatory note indicates that the post-effective amendment is being filed, in part, to (i) provide a new designation of selling stockholders for the common stock shares included in the registration statement due to the distribution of your common stock shares held by Giddings Oil & Gas LP, Asym Energy Fund III LP and Hunton Oil Partners LP to the limited partners of those partnerships, and (ii) provide for your interpleader of an additional 1,640,891 common stock shares into your previously pending interpleader

action filed in Connecticut Superior Court relating to the Henry et al v. Imbruce et al litigation. However, we note that in your response letter dated November 8, 2013 with respect to the registration statement on Form S-1, you confirmed your understanding that the selling shareholders referenced in the Form S-1 will not be able to rely on the registration statement with respect to the resale of the interplead shares or the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP or Asym Energy Fund III LP until the Commission declares effective a post-effective amendment to the registration statement in which Starboard provides the following information:

● the selling stockholder with respect to the interplead shares (after the dispute over those shares has been resolved), and

● the natural persons with voting or investment control of the shares held by Giddings Oil & Gas LP, Hunton Oil Partners LP and Asym Energy Fund III LP (after the dispute as to such control has been resolved).

However, we note that it appears that you are not able to provide in the post-effective amendment the information set forth in either of the bulleted items above. Given these circumstances, please advise why you are filing the post-effective amendment at this time.

3. You disclose on page 10 that on February 21, 2014, you delivered common stock share certificates relating to 9,635,000 shares of your common stock held by the Partnerships to the Partnerships in accord with the terms of the "Monetization Agreement." You also disclose that "[t]he sale of these securities was registered pursuant to the Company's Form S-1/A declared effective on November 12, 2013." Please advise as to whether you are referring to the registration statement on Form S-1 (File No. 333-191139). If so, please advise as to how the sale of the securities was registered pursuant to such registration statement, as such registration statement solely related to resales by selling shareholders.

4. We note your disclosure on page 10 that on February 21, 2014, your transfer agent cancelled the 9,635,000 shares and made a distribution of these shares to the beneficial owners of the Partnerships. Please provide your analysis as to whether this distribution was deemed a "sale" under Section 3 of the Securities Act, and whether this was deemed to be a transfer of the shares from the Partnerships or from the registrant. If this transfer to the Partnerships constituted a "sale," please advise us as to whether an exemption from registration under the Securities Act was relied upon with respect to such sale.

Prospectus Summary, page 1

Change of Control and Removal of Risk of "Bad Actor" Disqualification…, page 5

5.   We note your disclosure at page 5 that the distribution of the shares held by the
        Partnerships had the ancillary effect of removing the potential for a final order in a
        Connecticut Department of Banking action against the partnerships and others being a
        disqualifying event under Rule 506(d). However, we note that your disclosure at page 9
        of your 10-K for the fiscal year ended December 31, 2013 regarding the March 18, 2014
        filing of a claim through the American Arbitration Association suggests that the
        distribution of the shares to the limited partners is being challenged. Please add related
        risk factor disclosure with respect to any material risks.

Lawsuit Relating to Our Common Stock Shares, page 6

6.   We note you disclose that the company was dismissed as a party by plaintiffs on
        February 25, 2014. We further note that you have reduced the percent of common stock
        shares that are subject to the litigation from 82.39% to 17.72%. Please provide disclosure
        as to the status of the claims regarding the authority over the partnerships, including
        voting control, and the beneficial owners of the assets of Giddings Oil & Gas LP, Hunton
        Oil Partners LP and Asym Energy Fund III LP. Please also provide disclosure as to any
        potential impact of such litigation on the distribution of common stock shares pursuant to
        the monetization agreement.

Securities Purchase and Exchange Agreement and Going Public Delay Fee, page 9

7.   We note your reference here and elsewhere to the cancellation of 9,635,000 shares on
        February 24, 2014 and distribution of these common stock shares to the beneficial owners
        of the Partnership "[p]ursuant to instruction." We further note that you "received
        instruction" to hold certain re-issued certificates in your own name. Please revise your
        disclosure to clarify how and by whom such instructions were provided to you.

8.   We note that the registration statement on Form S-1 originally disclosed that you "cannot
        provide assurances that the limited partners of the partnerships would not take the same
        view [that the effectiveness of the registration statement on Form S-1 made the
        "monetization" agreement effective] and not contest the dissolution of the partnership."
        Please tell us whether the limited partners have contested the dissolution of the
        partnership.

Principal and Selling Stockholders, page 105

9.   Please provide your basis for adding the limited partners as selling shareholders, and for adding the additional shares subject to the interpleader action. Please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 220.04.

10.   Although your selling stockholder table makes reference to footnotes 25-27, such footnotes are not provided. Please revise.

11.   Please identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by Andrew Gillick and Brianna Gillick JT Ten, Summerline Capital Partners, LLC and John P. Vaille Living Trust. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Financial Statements

12.   Please revise your registration statement to provide financial statements and related disclosure for your fiscal year ended December 31, 2013. See Rule 8-08 of Regulation S-X.

Exhibit Index

13.   We note that you have incorporated by reference certain periodic reports that you filed in 2013. However, it does not appear that you are eligible to provide information required by Items 3 through 11 of Form S-1 via incorporation by reference. Refer to General Instruction VII of Form S-1. Please revise your disclosure accordingly. Similarly, you indicate that you are incorporating by reference "[f]uture periodic and current filings." Please note that, unlike Form S-3, Form S-1 does not provide for incorporation by reference of subsequent information. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: John R. Fahy